FOR IMMEDIATE RELEASE

Dejour Extends Leadership Expertise with New Director

Vancouver, Canada. February 9, 2009 (NYSE-Alt: DEJ / TSX: DEJ) Dejour Enterprises Ltd. is pleased to announce the appointment of Stephen R. Mut to its Board of Directors, effective June 2009.

Mr. Mut most recently served as CEO of the Shell Unconventional Resources unit of Shell Exploration and Production Company. Before retiring from Shell, Steve led the team responsible for research and development of a new enhanced oil recovery method in northwestern Colorado’s oil shale resources known as The Mahogany Research Project, field-testing the technical and environmental viability of Shell's in situ (in ground) process.

Prior to joining Shell in 2000, Steve dedicated much of his career to operational and new business venture activities in the oil and gas, refining and marketing, chemical and mining sectors at ARCO (Atlantic Richfield Company). There, he served in various internationally based executive roles in both upstream and downstream businesses. His global expertise has contributed to industry successes in Europe, South America, the Asia Pacific, and the United States.

Dejour Chairman & CEO Robert L. Hodgkinson explained “Mr. Mut's industry expertise will provide Dejour with invaluable insight and further extends our leadership team’s business acumen. His experience in diverse ventures gives him a unique perspective that will contribute to shareholder value. We feel privileged to have someone of his caliber join our Board of Directors.”

Born and raised in Dallas, Texas, Steve earned Bachelor and Masters Degrees in Environmental Engineering from Rice University in Houston, Texas. He has thoughtfully contributed his expertise to professional associations and community groups including the Society of Petroleum Engineers, The National Mining Association, The Western Regional Council, United Way of Denver, Boy Scouts, and the Nature Conservancy.  Mr. Mut is 58 and resides in the Denver area.

Dejour. Energy. Independence.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange Alternext (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept any responsibility of this release.

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com

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